

January 30, 2013

Via E-Mail
Mr. Deepak Chopra
Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA   90250

> **Re: OSI Systems, Inc.**
> **Form 10-K for fiscal year ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 0-23125**

Dear Mr. Chopra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 11. Executive Compensation, page 55

1.   While we note the numerous "qualitative and quantitative indicators of corporate and individual performance" listed in your disclosure, it is unclear how any of the factors you list impacted the compensation of your named executive officers. Consistent with your response letter dated March 8, 2010, please tell us, and revise future filings to clarify, how the factors you mention relate to the compensation you paid in total and as to each component.   This includes the level and composition of compensation paid to your named executive officers, how the committee decided the amount of each compensation component to pay each named executive officer, how the amount of each material increase or decrease was determined, and how the specific amount of the differences among compensation of the named executives was determined. Refer to subparagraphs

(b)(1)(iii) and (v) of Item 402 of Regulation S-K. Your response should also address to what extent the compensation surveys you mention affected the decisions made by the compensation committee. As one example only, please tell us and revise future filings to disclose, how you determined the amount and nature of equity awarded pursuant to your long-term incentive program, including how a NEO's "stated preference" impacted the award.

2. Please tell us, and revise future filings to clearly describe, how the bonus amounts were determined. From your current disclosure, it is unclear what were the specific qualitative and quantitative factors, whether and which factors were achieved for each NEO, including the "rate of return," the relative weighting assigned to each factor and, generally, how those factors relate to the bonus amounts awarded. It is also unclear how you set the quantitative and qualitative factors and how you determined the targeted amounts as a percentage of base salary. As a related matter, given the "plan" you say exists regarding the bonus, please ensure that future filings include the amounts paid in the appropriate column of the tables included in your disclosure. See Regulation S-K Item 402(c)(2)(vii) and (d)(2)(iii).

3. We note that you have not disclosed the specific quantitative and qualitative targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments, including the "rate of return." With a view toward disclosure in future filings, please tell us those targets and the analysis underlying your conclusion to omit those targets from your disclosure. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Consolidated Statement of Stockholders' Equity, page F-6

4. We note that 117,514 shares of common stock were repurchased during fiscal year 2012 for $6.4 million. Please reconcile this information to the disclosure on the number of shares repurchased during this period in Note 10 on page F-25 and in MD&A on page 49.

Note 7 – Stock-Based Compensation, page F-18

5.   We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including risk-free interest rate, expected dividend, and expected life. Refer to the guidance in paragraph 750-10-50-2(f)(2) of the FASB Accounting Standards Codification

Note 13 - Segment Information, page F-30

6.   We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose *tangible* long-lived assets by geographic area, or otherwise explain how your current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

7.   We note that the geographic information for revenues on page F-32 has been separated into three components, Americas, Europe, and Asia. Please confirm that no revenues attributed to any individual foreign country are material. If material, please disclose separately in future filings. Additionally, revise your future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Note 7 – Commitments and Contingencies, page 15

8.   We note that you have reached an agreement with the U.S. Transportation Security Administration regarding the Rapiscan Secure 1000SP Advanced Imaging Technology systems and Automated Target Recognition software and reported a related $2.7 million one-time impairment and other charge in the quarter ended December 31, 2012. However, it is not clear why you did not include disclosures regarding the show cause letter or a reasonable estimate of the related losses in your June 30, 2012 Form 10-K or September 30, 2012 Form 10-Q pursuant to paragraph 450-20-50 of the FASB Accounting Standards Codification.   Please provide us with the chronology of events surrounding your discussions and agreement with the U.S. Transportation Security Administration and discuss for us the factors you considered pertinent in reaching your conclusion that disclosure of this loss contingency was not required under paragraph 450-20-50 of the FASB Accounting Standards Codification as of June 30, 2012 or September 30, 2012.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

9.   Please provide us a copy of the show cause letter from the U.S. Transportation Security Administration mentioned on page 20 and any related correspondence to or from you concerning this matter, including the "agreement" with the TSA mentioned in your disclosure. Also, with a view toward clarified disclosure in future filings, please tell us what you mean by the disclosure that your contract with TSA "will continue" given your disclosure regarding redeploying units previously sold to TSA, ceasing software development and no sales during 2012 or 2013. Please also tell us, with a view toward updated disclosure in future filings, the nature and status of the process you are completing with DHS with respect to the show cause letter, including what remains to be resolved and any material risks to you.

<u>Net Revenues, page 23</u>

10.   Please tell us, and revise future filings to disclose, the reasons underlying the changes in line items you mention. For example, you disclose that increased revenues in the Optoelectronics division were attributable to increased contract manufacturing sales offset by lower commercial sales, but it is unclear what drove those sales increases or decreases, such as the impact from changes to price, volume and new products. Likewise, you also reference increased Security division revenues due to increased turnkey screening services, but it is unclear what drove the increased screening services. Was the increase attributable to the contract with the Mexican government? Additionally, in addition to reciting the numerical changes to your cash flows, please tell us, and revise future filings to explain, the reasons underlying those changes. While we note the list of factors you disclose under the table on page 25 that can cause cash flows to "fluctuate significantly," it is unclear which, if any, caused the fluctuations you note.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney at (202) 551-3637 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief

cc (e-mail):   Alan Edrick
                Chief Financial Officer